Amended Schedule A
to the
Investment Advisory Agreement

This Amended Schedule A, dated October 24, 2016, modifies the Investment Advisory Agreement, dated August 19, 2015, between Ultimus Managers Trust, on behalf of the Funds listed below, and Alambic Investment Management, L.P.

Name of Fund	Fee*
Alambic Small Cap Value Plus Fund	0.95%
Alambic Small Cap Growth Plus Fund	0.95%
Alambic Mid-Cap Growth Plus Fund	0.70%
Alambic Mid-Cap Value Plus Fund	0.70%
* As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

IN WITNESS WHEREOF, the parties hereto have signed this Amended Schedule A as of the date first written above.

Ultimus Managers Trust	Alambic Investment Management, L.P.
By: /s/ David R. Carson	By: /s/ Robert T. Slaymaker
Name: David R. Carson Title: President	Name: Robert T. Slaymaker Title: Partner